UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 2, 2023

Trajectory Alpha Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41143	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

99 Wall Street, Suite 5801

New York, New York 10005

Registrant’s telephone number, including area code (646) 450-2536

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant	TCOA.U	New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	TCOA	New York Stock Exchange
Public Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

SECTION 1 – Registrant’s Business and Operations

Item 1.01	Entry into a Material Definitive Agreement.

Purchase and Contribution Agreement

On June 2, 2023 (the “Effective Date”), Trajectory Alpha Acquisition Corp., a Delaware corporation (the “Company”), entered into a Purchase and Contribution Agreement (the “Agreement”) with J. Streicher Holdings, LLC, a Delaware limited liability company (the “Acquirer”), and Trajectory Alpha Sponsor LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which the Acquirer, or an entity designated by the Acquirer, shall contribute $250,000 (two hundred fifty thousand dollars) payable at the Effective Date to the Company (the “Contribution”) and shall pay $1.00 (one dollar) to the Sponsor (the “Consideration” and together with the Contribution, the “Purchase Price”). In return, the Sponsor shall sell and assign to the Acquirer 2,170,464 (two million one hundred seventy thousand four hundred sixty four) shares of Class B common stock (the “Class B Common Stock”) of the Company and 4,525,000 (four million five hundred twenty five thousand) private placement warrants (the “Warrants”) held by the Sponsor, each of which is exercisable to purchase one share of Class A common stock (the “Class A Common Stock”) of the Company.

Concurrently with the execution of the Agreement, the Acquirer also has the right to (i) cause the Company’s current directors and officers to tender resignation letters, which shall take effect with the execution of the Agreement, (ii) cause the Sponsor to make certain changes to the board of directors and officers of the Company, and (iii) file a formal public vehicle name change on behalf of the Company within 10 (ten) days of the Effective Date, or such longer time as may be required under New York Stock Exchange (“NYSE”) rules or regulations. In connection with the Agreement, the Company has appointed new directors and officers as more fully described in Item 5.02 below.

In addition to the payment of the Purchase Price, the Acquirer also assumed the following obligations: (i) responsibility for all of the Company’s public company reporting obligations, and (ii) all other obligations of the Sponsor related to the Company. To the extent that the Company’s duration is extended for more than two years from the date of the prospectus in connection with the Company’s initial public offering (the “Prospectus”), the Acquirer shall cause the Company to purchase an extension of directors’ and officers’ insurance substantially equivalent to the existing directors’ and officers’ insurance for the duration of the Company, which insurance coverage terms and insurance provider shall be substantially comparable to the directors’ and officers’ insurance policy currently in effect and shall continue to cover the existing directors and officers for actions taken during their service as directors or officers of the Company.

The Agreement contains customary representations and warranties of the parties, including, among others, with respect to corporate organization, corporate authority, and compliance with applicable laws. The representations and warranties of each party set forth in the Agreement were made solely for the benefit of the other parties to the Agreement, and investors are not third-party beneficiaries of the Agreement. In addition, such representations and warranties (i) are subject to materiality and other qualifications contained in the Agreement, which may differ from what may be viewed as material by investors, (ii) were made only as of the date of the Agreement or such other date as is specified in the Agreement, and (iii) may have been included in the Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding any of the parties or their respective businesses.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

Purchase Agreement

On June 2, 2023, the Company, the Acquirer, the Sponsor, and Metric Finance Holdings II, LLC, a Delaware limited liability company (the “Seller”), also entered into a Purchase Agreement (the “Metric Assignment”) pursuant to which the Acquirer, or an entity designated by the Acquirer, shall pay the Consideration to the Seller on the Effective Date, and the Seller shall sell and assign to the Acquirer 422,434 (four hundred twenty two thousand four hundred thirty four) shares of Class B Common Stock held by the Seller (the “Company Securities”).

By their execution of the Metric Assignment, the Company and the Sponsor consent to the purchase and sale of the Company Securities as contemplated and release the Seller from its obligations under any agreements described in the Prospectus relating to the initial public offering (the “Relevant Agreements”) regarding the Company Securities. In addition to the payment of the Consideration, the Acquirer assumes and agrees to be bound by the terms and conditions set forth the Relevant Agreements.

The Metric Assignment contains customary representations and warranties of the parties, including, among others, with respect to corporate organization, corporate authority, and compliance with applicable laws. The representations and warranties of each party set forth in the Metric Assignment were made solely for the benefit of the other parties to the Metric Assignment, and investors are not third-party beneficiaries of the Metric Assignment. In addition, such representations and warranties (i) are subject to materiality and other qualifications contained in the Metric Assignment, which may differ from what may be viewed as material by investors, (ii) were made only as of the date of the Metric Assignment or such other date as is specified in the Metric Assignment, and (iii) may have been included in the Metric Assignment for the purpose of allocating risk between the parties rather than establishing matters as facts. Accordingly, the Metric Assignment is included with this filing only to provide investors with information regarding the terms of the Metric Assignment, and not to provide investors with any other factual information regarding any of the parties or their respective businesses.

The foregoing description of the Metric Assignment is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.2 hereto and which is incorporated herein by reference.

SECTION 5 – Corporate Governance and Management

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The disclosures set forth in Item 1.01 are incorporated by reference into this Item 5.02.

Change in the Company’s Officers and Directors

Effective June 2, 2023, Peter Bordes, Paul Sethi, Jonathan Bond, Ninan Chacko, and Elisabeth H. DeMarse tendered their resignations as directors of the Company, and Peter Bordes and Michael E.S. Frankel resigned as officers of the Company. Effective June 2, 2023, Jonathan Bond, Ninan Chacko, and Elisabeth H. DeMarse also resigned as directors of the audit committee, compensation committee, and nominating and corporate governance committee of the Company. There was no known disagreement with any of our outgoing directors on any matter relating to the Company’s operations, policies, or practices.

On June 2, 2023, in connection with the Agreement, Pantelis Dimitriou, Niall Ennis, Paul Davis, Adeel Rouf, and Sarah Watson were appointed as members of the board of directors of the Company. Paul Davis was appointed as Chief Executive Officer of the Company, and Pantelis Dimitriou was appointed as the Company’s Chief Financial Officer.

The following sets forth certain information concerning each new director and officer’s past employment history, directorships held in public companies, if any, and for directors, their qualifications for service on the Company’s board of directors.

Our board of directors is divided into three classes, with each class of directors serving a three-year term. Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office.

Paul Davis, Chief Executive Officer and Director

Mr. Davis has served as the Chief Operations Officer of the Acquirer, a global financial services company, since January 2019. Prior to joining the Acquirer, Mr. Davis served as Managing Director of Black Swan Data Ltd, a London-based technology and data science company that produces predictive and analytical software. From December 2013 to March 2018, Mr. Davis served as Chief Executive Officer of Black Swan Edge Ltd, a company specializing in raising capital via structured products for small and medium-sized enterprises, institutions, and corporations across Europe, America, and Asia. Under his leadership, Black Swan Edge Ltd experienced significant growth and success, culminating in the sale of the company in March 2018. From July 2007 to December 2013, Mr. Davis served as the Business Development Manager of DVV Media Group GmbH (“DVV”) following its acquisition of part of the Reed Business Information Ltd (“RBI”) portfolio. Prior to joining DVV, Mr. Davis was a sales manager at RBI from 2004 to 2007, which is now the merged company LexisNexis Risk Solutions, Inc., a subsidiary of RELX PLC (NYSE: RELX) (f/k/a Reed Elsevier Group PLC).

Pantelis Dimitriou, Chief Financial Officer and Director

Mr. Dimitriou currently holds the position of Partner and Head of Consulting at Demetriou & Associates Business Advisers Ltd, a distinguished member of DFK International/USA (“DFK”), where he offers his expertise in customer strategy/sales, digitalization/AI, business development, and M&A. Since 2020, Mr. Dimitriou has served as an active member of the Fund Administration Technical Committee of the Cyprus Investment Funds Association. From 2017 to 2020, Mr. Dimitriou initially served as Vice President of Finance and subsequently served as Group Financial Controller of an independent investment, advisory, and administration firm specializing in cross-border commercial transactions, including restructurings, acquisitions, joint ventures, business alliances, foreign portfolio investments, banking and finance, infrastructure and project finance, and real property transactions. Mr. Dimitriou is a Qualified Chartered Accountant and a member of the Institute of Chartered Accountants in England & Wales. Mr. Dimitriou holds a BS in mathematics, business management & finance from Queen Mary, University of London.

Niall Ennis, Independent Director

Since April 2022, Mr. Ennis has served as Chief Financial Officer of CreditLogic Ltd, a privately held leading Irish Software-as-a-Service company specializing in mortgage origination and management solutions. Mr. Ennis has also served as a member of the board of directors of Exergyn Limited, an Irish clean-tech company, since August 2022. Mr. Ennis has worked as a financial consultant for WElink Energy Ltd, an international renewable energy asset development company and provider of low-carbon construction solutions, since June 2021. From October 2018 to November 2020, Mr. Ennis served as Managing Director of Valeo Foods (Ireland) Unlimited Company, a prevalent food business where he engaged primarily in the company’s strategy and execution surrounding financing, manufacturing, and distribution. During his tenure from June 1998 to July 2018, Mr. Ennis held various positions within DCC PLC (“DCC”), a global FTSE 100 company, most notably serving in a business capacity as Managing Director of DCC Technology, the IT and communications division of DCC. Prior to joining DCC, Mr. Ennis served as Senior Auditor and Manager of KPMG LLP, from November 1991 to June 1998. Mr. Ennis received undergraduate and graduate degrees from University College Dublin in commerce and accounting, and he is a Fellow of the Institute of Chartered Accountants in Ireland.

Adeel Rouf, Independent Director

Mr. Rouf brings to the Company a wealth of experience in the fields of investment banking, capital markets, and M&A, including his involvement in 6 (six) transactions with special purpose acquisition companies. Since 2023, Mr. Rouf has served as Chief Operating Officer of Northern Revival Acquisition Corp., a Cayman Islands exempted special purpose acquisition company (Nasdaq: NRAC, NRACU). Previously, from April 2021 to December 2022, Mr. Rouf served as Founder, Chief Financial Officer, and Advisor to the special purpose acquisition company that merged with Rubicon Technologies, Inc., a Delaware corporation (Nasdaq: RBT, RBT-WT) (NYSE: RBT). From June 2020 to January 2023 Mr. Rouf served as Senior Vice President of Altitude Acquisition Corp., a Delaware corporation (Nasdaq: ALTU, ALTUW), and has been involved with Investcorp India Acquisition Corp., a Cayman Islands exempted special purpose acquisition company (Nasdaq: IVCA). From April 2019 to June 2020, Mr. Rouf worked as an investment professional at FinTech Acquisition Corp. III, a Delaware corporation that merged with Paya, Inc. (Nasdaq: PAYA), a leading integrated payments and commerce solution provider. From April 2019 to June 2020, Mr. Rouf also worked as an investment professional at Insurance Acquisition Corp. I, which merged with Shift Technologies, Inc., a Delaware corporation (Nasdaq: SFT). Mr. Rouf was with J.P. Morgan Chase & Co.’s investment banking leveraged finance team executing debt finance transactions from June 2017 to May 2019. From March 2015 to June 2017, Mr. Rouf was an associate on Sumitomo Mitsui Banking Corporation’s finance team executing structured debt finance transactions. Mr. Rouf graduated from Baruch College with a BBA in accounting and received a Master of Science degree in sustainability management/energy finance from Columbia University.

Sarah Watson, Independent Director

Ms. Watson currently serves as Director of Finance at Scotiabank Ireland DAC (“SIDAC”) (XTSE: BNS), a Canadian-headquartered universal bank focusing on high quality growth markets in the Americas. Since joining SIDAC in January 2012, Ms. Watson has served as senior management in the bank’s Financial, Accounting & Reporting department, leading the bank’s control frameworks and regulatory reporting functions. Ms. Watson has also served as a Director at Aware Ltd., a private limited Ireland-based health and wellness company, since May 2018. Previously, from March 2007 to December 2011, Ms. Watson served as a Manager of the Regulatory Capital Strategy and Integrated Risk departments at the Bank of Ireland Group PLC (“BIRG”) (EN Dublin: BIRG), a public limited company incorporated in Ireland providing a broad range of financial and banking solutions to the personal, commercial, industrial, and agricultural sectors, including international asset financing, leasing, debt financing, foreign exchange facilities, interest and exchange rate hedging investments, and executor and trustee services. Prior to joining BIRG, from 2002 to 2007, Ms. Watson worked in various risk management and finance roles at UniCredit Bank PLC (Milan: UGC.MI), an international banking group headquartered in Milan, engaging in the provision of widespread commercial banking services. From May 2001 to November 2001, Ms. Watson worked as a Product Manager at MiFund Inc., an Australian-based E-commerce fund distribution company providing solutions to business issues surrounding European tax and regulatory compliance. Ms. Watson received undergraduate and graduate degrees from the University College Dublin in commerce and accounting, and she is a Fellow of the Institute of Chartered Accountants in Ireland.

Committee Appointments

The Company already has an audit committee, compensation committee, and nominating and corporate governance committee. As a result of recent departures and new appointments to the board of directors, each of the committees of the board of directors of the Company consists of the following members:

Audit Committee:

•	Adeel Rouf in his capacity as Chairman;

•	Niall Ennis in his capacity as a member; and

•	Sarah Watson in her capacity as a member.

Compensation Committee:

•	Niall Ennis in his capacity as Chairman;

•	Adeel Rouf in his capacity as a member; and

•	Sarah Watson in her capacity as a member.

Nominating and Corporate Governance Committee:

•	Sarah Watson in her capacity as Chairman;

•	Adeel Rouf in his capacity as a member; and

•	Niall Ennis in his capacity as a member.

NYSE listing standards require that a majority of the Company’s board of directors be independent. The Company’s board of directors has determined that Niall Ennis, Adeel Rouf, and Sarah Watson are “independent directors” as defined in the NYSE listing standards and applicable SEC rules.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1	Purchase and Contribution Agreement, dated June 2, 2023, by and among the Company, the Acquirer, and the Sponsor.

10.2	Purchase Agreement, dated June 2, 2023, by and among the Company, the Acquirer, the Sponsor, and the Seller.

99.1	Director Nominee Consent of Paul Davis.

99.2	Director Nominee Consent of Pantelis Dimitriou.

99.3	Director Nominee Consent of Niall Ennis.

99.4	Director Nominee Consent of Adeel Rouf.

99.5	Director Nominee Consent of Sarah Watson.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRAJECTORY ALPHA ACQUISITION CORP.

Date: June 2, 2023	By:	/s/ Paul Davis
	Name:	Paul Davis
	Title:	Chief Executive Officer

Exhibit 10.1

PURCHASE AND CONTRIBUTION AGREEMENT

This PURCHASE AND CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into effectively as of June 2, 2023 (the “Effective Date”), by and among J. Streicher Holdings, LLC, (the “Acquirer”), Trajectory Alpha Acquisition Corp., a Delaware company (“SPAC”), and Trajectory Alpha Sponsor LLC (“Sponsor”) (each a “Party” and, collectively, the “Parties”).

WHEREAS, SPAC is a Special Purpose Acquisition Company that closed on its initial public offering on December 14, 2021, with 18 months (or up to 24 months as permitted under the Certificate of Amendment to the SPAC’s Amended and Restated Certificate of Incorporation) to complete an initial business combination;

WHEREAS, as of the date of this Agreement, SPAC has not completed or announced a business combination;

WHEREAS Sponsor owns 2,475,464 shares of Class B common stock of SPAC (the “Class B Shares”) and 5,725,000 Private Placement Warrants (the “Warrants”) to acquire one share of Class A common stock of SPAC (the “Class A Shares”) and Guggenheim Securities, Inc. owns 662,434 Class B Shares; and

WHEREAS, in accordance with the terms and conditions of this Agreement, Acquirer, or an entity designated by Acquirer, will contribute $250,000 (two hundred fifty thousand dollars) payable at the Effective Date to the SPAC to pay all outstanding debt of SPAC as of the Effective Date to third parties (the “Contribution”) and will pay $1.00 (one dollar) to the Sponsor (the “Sponsor Consideration” and together with the Contribution, the “Purchase Price”). In return, the Sponsor will sell and assign 2,170,464 Class B Shares and 4,525,000 Warrants held by Sponsor (collectively, the “SPAC Securities”) to Acquirer.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreement contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.    Purchase and Contribution. At the Effective Date:

(a)    Acquiror shall advance the Contribution to the SPAC and deliver the Sponsor Consideration to the Sponsor and the Sponsor shall sell and assign to the Acquirer all right, title and interest in and to the SPAC Securities to the Acquiror.

(b)    The SPAC shall use the Contribution to pay all outstanding debt of SPAC as of the Effective Date to third parties, as set forth on Exhibit C to this agreement. Any other debt of SPAC to Sponsor shall be cancelled, including any fees owed under the administrative services agreement.

(c)    Sponsor (a) consents to the contribution effected under this Agreement and the transfer of such SPAC Securities to the Acquirer; and (b) waives and releases any rights, notices, claims, objections, or processes applicable to any transfers of SPAC Securities under the Operating Agreement of the Sponsor dated December 9, 2021 (as amended) (the “Sponsor Operating Agreement”).

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2.    Assumption of Obligations. In addition to the payment of the Purchase Price, Acquirer shall (i) cause SPAC to make all of its public company reporting requirements, (ii) and assume all other obligations of Sponsor related to the SPAC. To the extent the SPAC’s duration is extended for more than two years from the date of the Prospectus, Acquirer shall cause SPAC to purchase an extension of directors’ and officers’ insurance substantially equivalent to the existing directors’ and officers’ insurance for the duration of the SPAC, which insurance coverage terms and insurance provider shall be substantially comparable to the directors’ and officers’ insurance policy currently in effect and shall continue to cover the existing directors and officers for actions taken during their service as a director officer of the SPAC.

3.    Management; Name Change. SPAC acknowledges and agrees that Acquirer shall have the right to replace SPAC’s current directors with any such directors as Acquirer may select in accordance with the certificate of incorporation of the SPAC. Concurrently with the execution of this Agreement, SPAC’s officers shall submit resignation letters, which letters shall take effect with the execution of this Agreement. Accordingly, at the request of Acquirer, SPAC shall take such actions as necessary to effectuate the removal and replacement of SPAC’s existing directors and officers and the existing directors and officers of SPAC shall resign from their respective positions. Sponsor shall cause one of its nominees to appoint the nominees to the SPAC board of directors chosen by Acquirer prior to such nominee resigning. Additionally, Acquirer shall file a formal public vehicle name change on behalf of SPAC within 10 days of the Effective Date, or such longer time as may be required under NYSE rules or regulations, and SPAC and Sponsor shall reasonably cooperate with Acquirer in connection therewith. Sponsor shall retain all rights to own and use the “Trajectory” and Trajectory Alpha” names and internet and email domain names.

4.    Liabilities. SPAC confirms to Acquirer that a true and correct (a) copy of its balance sheet as of March 31, 2023, is set forth on Exhibit A to this Agreement, (b) list of invoices received by SPAC up to March 31, 2023 is set forth on Exhibit B to this Agreement, (c) exhibit setting forth bank account balances for SPAC and all transactions in such bank accounts since the formation of the SPAC are set forth on Exhibit C to this Agreement together with additional transactions to be completed on or about the Effective Date, which additional transactions are hereby agreed and authorized, and (d) capitalization table of SPAC is set forth on Exhibit D. SPAC confirms that it has no liabilities as of the Effective Date except those identified on Exhibits A, B, C and D to this Agreement. To the extent the there are liabilities of SPAC as of the Effective Date in addition to those included in Exhibits A, B, C and D, Acquirer shall be entitled to cause Sponsor to transfer additional Class B Shares to Acquirer on a value of $1.00 per share.

5.    Limitation on Transfer. Acquirer acknowledges and agrees that the SPAC Securities are subject to the limitations on transfer set forth in Section 8 of this Agreement.

6.    Title. Sponsor represents and warrants to Acquirer that Sponsor has good and marketable title to the SPAC Securities free and clear of all liens and encumbrances and that, upon updating the records of ownership, Acquirer will have good and marketable title to the SPAC Securities.

7.    Representations and Warranties. Each Party hereby represents and warrants to each other Party as of the Effective Date and as of the Closing that:

(a)     such Party has the power and authority to execute and deliver this Agreement and to carry out its obligations hereunder;

(b)     the execution, delivery and performance by the Party of this Agreement and the consummation of the transfer have been duly authorized by all necessary action on the part of the relevant Party, and no further approval or authorization is required on the part of such Party;

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(c)     this Agreement will be valid and binding on each Party and enforceable against such Party in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent transfer or conveyance, moratorium or similar laws affecting the enforcement of creditors rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity; and

(d)     SPAC and Sponsor have received all third-party consents to the transfer of the SPAC Securities and such consents have been shared with Acquirer.

(e)     No material events have occurred between March 31, 2023 and the execution of Agreement other than those events disclosed by the SPAC in public filings made with the Securities and Exchange Commission.

8.    Acknowledgements. Each Party acknowledges and agrees that the transfer has not been registered under the Securities Act or under any state securities laws and Acquirer represents that it:

(a)     is acquiring the SPAC Securities pursuant to an exemption from registration under the Securities Act with no present intention to distribute them to any person in violation of the Securities Act or any applicable U.S. state securities laws;

(b)     will not sell or otherwise dispose of any of the SPAC Securities, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable U.S. state securities laws and in accordance with any limitations set forth in any agreements described in the Prospectus dated December 9, 2021 relating to the initial public offering of the SPAC;

(c)     has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of the SPAC Securities and of making an informed investment decision, and has conducted a review of the business and affairs of SPAC that it considers sufficient and reasonable for purposes of making the transfer; and

(d)     is an “accredited investor” (as defined by Rule 501 of the Securities Act).

9.    Injunctive Relief. It is hereby understood and agreed that damages shall be an inadequate remedy in the event of a breach by any Party of any covenants or obligations herein, and that any such breach by a Party will cause the other Parties great and irreparable injury and damage. Accordingly, the breaching Party agrees that the other Parties shall be entitled, without waiving any additional rights or remedies otherwise available to such other Parties at law or in equity or by statute, to injunctive and other equitable relief in the event of a breach or intended or threatened breach by the breaching Party of any of said covenants or obligations.

10.    Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such provision(s) had never been contained herein, provided that such provision(s) shall be curtailed, limited or eliminated only to the extent necessary to remove the invalidity, illegality or unenforceability in the jurisdiction where such provisions have been held to be invalid, illegal, or unenforceable.

11.    Titles and Headings. The titles and section headings in this Agreement are included strictly for convenience purposes.

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12.    No Waiver. It is understood and agreed that no failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

13.    Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to its conflicts of laws rules. Each Party (a) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware (collectively, the “Courts”), for purposes of any action, suit or other proceeding arising out of this Agreement; and (b) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or proceeding in any of the Courts, irrevocably waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum and further irrevocably waives the right to object, with respect to such action, suit or other proceeding, that such Court does not have any jurisdiction over such Party. Any Party may serve any process required by such Courts by way of notice.

14.    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

15.    Entire Agreement. This Agreement contains the entire agreement between the Parties and supersedes any previous understandings, commitments or agreements, oral or written, with respect to the subject matter hereof. No modification of this Agreement or waiver of the terms and conditions hereof shall be binding upon either Party, unless mutually approved in writing.

16.    Counterparts. This Agreement may be executed in counterparts (delivered by email or other means of electronic transmission), each of which shall be deemed an original and which, when taken together, shall constitute one and the same document.

17.    Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email or other electronic means, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice.

If to Acquirer:	J. Streicher Holdings, LLC
31 Hudson Yards
11th Floor
New York, New York 10005
Attn: Jaleel Lewis
Email: j.lewis@jstreicher.eu

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With a copy to:	Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue, Suite 900
Washington, DC 20001
Attn: Andrew M. Tucker
Email: andy.tucker@nelsonmullins.com

If to SPAC:	Trajectory Alpha Acquisition Corp.
Attn: Peter Bordes
Email: peter@trajectorycapital.com

With a copy to:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attn: Raphael M. Russo
Email: rrusso@paulweiss.com

If to Sponsor:	Trajectory Alpha Sponsor LLC
Email: peter@trajectorycapital.com

With a copy to:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attn: Raphael M. Russo
Email: rrusso@paulweiss.com

18.    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

19.    Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

20.    Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

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21.    Cooperation. Sponsor agrees to provide information as may be reasonably necessary to enable Acquirer to permit SPAC to make any filings with the Securities and Exchange Commission.

[remainder of page intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered, all as of the Effective Date.

ACQUIRER:

J. Streicher Holdings, LLC

By:	/s/ Paul Davis
Name:	Paul Davis
Title:	Manager

J. Streicher Holdings, LLC

By:	/s/ Jaleel Lewis
Name:	Jaleel Lewis
Title:	Manager

SPAC:

Trajectory Alpha Acquisition Corp.

By:	/s/ Michael E.S. Frankel
Name:	Michael E.S. Frankel
Title:	President and Chief Financial Officer

SPONSOR:

Trajectory Alpha Sponsor LLC

By:	/s/ Michael E.S. Frankel
Name:	Michael E.S. Frankel
Title:	Managing Member

[Signature Page to Purchase and Contribution Agreement]

Exhibit 10.2

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into effectively as of June 2, 2023 (the “Effective Date”), by and among J. Streicher Holdings, LLC, (the “Acquirer”), Trajectory Alpha Acquisition Corp., a Delaware company (“SPAC”), Trajectory Alpha Sponsor LLC (“Sponsor”) and Metric Finance Holdings II, LLC (“Seller”) (each a “Party” and, collectively, the “Parties”).

WHEREAS, SPAC is a Special Purpose Acquisition Company that closed on its initial public offering on December 14, 2021, with 18 months (or up to 24 months as permitted under the Certificate of Amendment to the SPAC’s Amended and Restated Certificate of Incorporation) to complete an initial business combination;

WHEREAS, as of the date of this Agreement, SPAC has not completed or announced a business combination;

WHEREAS, Sponsor owns 2,475,464 shares of Class B common stock of SPAC (the “Class B Shares”) and 5,725,000 Private Placement Warrants (the “Warrants”) to acquire one share of Class A common stock of SPAC (the “Class A Shares”) and. Seller owns 662,434 Class B Shares; and

WHEREAS, concurrent with the execution of this Agreement, Acquirer, or an entity designated by Acquirer, will pay $1.00 (one dollar) to Sponsor and Sponsor will sell and assign 2,170,464 Class B Shares held by Sponsor to Acquirer.

WHEREAS, in accordance with the terms and conditions of this Agreement, Acquirer, or an entity designated by Acquirer, will pay $1.00 (one dollar) (the “Purchase Price”) to the Seller and Seller will sell and assign 422,434 Class B Shares held by Seller (the “SPAC Securities”) to Acquirer.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.    Purchase and Sale. At the Effective Date, the Acquiror shall pay the Seller the Purchase Price and the Seller shall sell and assign to the Acquirer all right, title and interest in and to the SPAC Securities.

2.    Assumption of Obligations. In addition to the payment of the Purchase Price, by its execution of this Agreement Acquirer hereby assumes and agrees to be bound by the terms and conditions of the Relevant Agreements referred to below in respect of the SPAC Securities.

3.    Consent and Release. By their execution of this Agreement the SPAC and the Sponsor hereby consent to the purchase and sale of the SPAC Securities as contemplated herein and release the Seller from its obligations under the Relevant Agreements in respect of the SPAC Securities.

4.    Limitation on Transfer. Acquirer acknowledges and agrees that the SPAC Securities are subject to the limitations on transfer set forth in Section 7 of this Agreement.

5.    Title. Seller represents and warrants to Acquirer that Seller is conveying to the Acquiror good and marketable title to the SPAC Securities free and clear of all liens and encumbrances arising from the Seller’s ownership of the SPAC Securities, except as provided in Section 7 below and in the Relevant Agreements.

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6.    Representations and Warranties. Each Party hereby represents and warrants to each other Party as of the Effective Date and as of the Closing that:

(a)    such Party has the power and authority to execute and deliver this Agreement and to carry out its obligations hereunder;

(b)    the execution, delivery and performance by the Party of this Agreement and the consummation of the purchase and sale of the SPAC Securities as contemplated herein have been duly authorized by all necessary action on the part of the relevant Party, and no further approval or authorization is required on the part of such Party;

(c)    this Agreement will be valid and binding on each Party and enforceable against such Party in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent transfer or conveyance, moratorium or similar laws affecting the enforcement of creditors rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity; and

(d)    Except for the consents provided in Section 3 above, no third-party consents to the transfer of the SPAC Securities as contemplated herein are required by virtue of the Seller’s ownership of the SPAC Securities.

7.    Acknowledgements. Each Party acknowledges and agrees that the transfer has not been registered under the Securities Act or under any state securities laws and Acquirer represents that it:

(a)    is acquiring the SPAC Securities pursuant to an exemption from registration under the Securities Act with no present intention to distribute them to any person in violation of the Securities Act or any applicable U.S. state securities laws;

(b)    will not sell or otherwise dispose of any of the SPAC Securities, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable U.S. state securities laws and in accordance with any limitations set forth in any agreements described in the Prospectus dated December 9, 2021 relating to the initial public offering of the SPAC (including but not limited to the Letter Agreement and Registration Rights Agreement referred to in that certain Joinder Agreement dated December 29, 2021 entered in by the Seller with the SPAC (collectively, the “Relevant Agreements”);

(c)    has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of the SPAC Securities and of making an informed investment decision, and has conducted a review of the business and affairs of SPAC that it considers sufficient and reasonable for purposes of making the transfer; and

(d)    is an “accredited investor” (as defined by Rule 501 of the Securities Act).

8.    Injunctive Relief. It is hereby understood and agreed that damages shall be an inadequate remedy in the event of a breach by any Party of any covenants or obligations herein, and that any such breach by a Party will cause the other Parties great and irreparable injury and damage. Accordingly, the breaching Party agrees that the other Parties shall be entitled, without waiving any additional rights or remedies otherwise available to such other Parties at law or in equity or by statute, to injunctive and other equitable relief in the event of a breach or intended or threatened breach by the breaching Party of any of said covenants or obligations.

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9.    Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such provision(s) had never been contained herein, provided that such provision(s) shall be curtailed, limited or eliminated only to the extent necessary to remove the invalidity, illegality or unenforceability in the jurisdiction where such provisions have been held to be invalid, illegal, or unenforceable.

10.    Titles and Headings. The titles and section headings in this Agreement are included strictly for convenience purposes.

11.    No Waiver. It is understood and agreed that no failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

12.    Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to its conflicts of laws rules. Each Party (a) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware (collectively, the “Courts”), for purposes of any action, suit or other proceeding arising out of this Agreement; and (b) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or proceeding in any of the Courts, irrevocably waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum and further irrevocably waives the right to object, with respect to such action, suit or other proceeding, that such Court does not have any jurisdiction over such Party. Any Party may serve any process required by such Courts by way of notice.

a.    11.     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

13.    Entire Agreement. This Agreement contains the entire agreement between the Parties and supersedes any previous understandings, commitments or agreements, oral or written, with respect to the subject matter hereof. No modification of this Agreement or waiver of the terms and conditions hereof shall be binding upon either Party, unless mutually approved in writing.

14.    Counterparts. This Agreement may be executed in counterparts (delivered by email or other means of electronic transmission), each of which shall be deemed an original and which, when taken together, shall constitute one and the same document.

15.    Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email or other electronic means, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice.

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If to Acquirer:	J. Streicher Holdings, LLC
31 Hudson Yards
11th Floor
New York, New York 10005
Attn: Jaleel Lewis
Email: j.lewis@jstreicher.eu

With a copy to:	Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue, Suite 900
Washington, DC 20001
Attn: Andrew M. Tucker
Email: andy.tucker@nelsonmullins.com

If to SPAC/Sponsor	Trajectory Alpha Acquisition Corp.
Trajectory Alpha Sponsor LLC
Attn: Peter Bordes
Email: peter@trajectorycapital.com

With a copy to:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attn: Raphael M. Russo
Email: rrusso@paulweiss.com

If to Seller:	Metric Finance Holdings II, LLC
Email: Robert.Bicknese@guggenheimpartners.com

With a copy to:	Metric Finance Holdings II, LLC
c/o Guggenheim Securities, LLC
330 Madison Avenue
New York, New York 10017
Attention: General Counsel
Email: GSLegal@ guggenheimpartners.com

16.    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

17.    Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

18.    Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties

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may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

[remainder of page intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered, all as of the Effective Date.

ACQUIRER:

J. Streicher Holdings, LLC

By:	/s/ Paul Davis
Name:	Paul Davis
Title:	Manager

J. Streicher Holdings, LLC

By:	/s/ Jaleel Lewis
Name:	Jaleel Lewis
Title:	Manager

SPAC:

Trajectory Alpha Acquisition Corp.

By:	/s/ Michael E.S. Frankel
Name:	Michael E.S. Frankel
Title:	President and Chief Financial Officer

SPONSOR:

Trajectory Alpha Sponsor LLC

By:	/s/ Michael E.S. Frankel
Name:	Michael E.S. Frankel
Title:	Managing Member

SELLER:

Metric Finance Holdings II, LLC

By:	/s/ Michael Constantino III
Name:	Michael Constantino III
Title:	Authorized Signatory

[Signature Page to Purchase Agreement]

Exhibit 99.1

Consent of Director Nominee

Trajectory Alpha Acquisition Corp.

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Current Report on Form 8-K (the “Form 8-K”) of Trajectory Alpha Acquisition Corp. (the “Company”), the undersigned hereby consents to being named and described as a director nominee in the Form 8-K and any amendment to such Form 8-K, and to the filing or attachment of this consent with such Form 8-K and any amendment thereto.

IN WITNESS WHEREOF, the undersigned has executed this consent as of June 2, 2023.

/s/ Paul Davis
Name:	Paul Davis

Exhibit 99.2

Consent of Director Nominee

Trajectory Alpha Acquisition Corp.

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Current Report on Form 8-K (the “Form 8-K”) of Trajectory Alpha Acquisition Corp. (the “Company”), the undersigned hereby consents to being named and described as a director nominee in the Form 8-K and any amendment to such Form 8-K, and to the filing or attachment of this consent with such Form 8-K and any amendment thereto.

IN WITNESS WHEREOF, the undersigned has executed this consent as of June 2, 2023.

/s/ Pantelis Dimitriou
Name:	Pantelis Dimitriou

Exhibit 99.3

Consent of Director Nominee

Trajectory Alpha Acquisition Corp.

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Current Report on Form 8-K (the “Form 8-K”) of Trajectory Alpha Acquisition Corp. (the “Company”), the undersigned hereby consents to being named and described as a director nominee in the Form 8-K and any amendment to such Form 8-K, and to the filing or attachment of this consent with such Form 8-K and any amendment thereto.

IN WITNESS WHEREOF, the undersigned has executed this consent as of June 2, 2023.

/s/ Niall Ennis
Name:	Niall Ennis

Exhibit 99.4

Consent of Director Nominee

Trajectory Alpha Acquisition Corp.

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Current Report on Form 8-K (the “Form 8-K”) of Trajectory Alpha Acquisition Corp. (the “Company”), the undersigned hereby consents to being named and described as a director nominee in the Form 8-K and any amendment to such Form 8-K, and to the filing or attachment of this consent with such Form 8-K and any amendment thereto.

IN WITNESS WHEREOF, the undersigned has executed this consent as of June 2, 2023.

/s/ Adeel Rouf
Name:	Adeel Rouf

Exhibit 99.5

Consent of Director Nominee

Trajectory Alpha Acquisition Corp.

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Current Report on Form 8-K (the “Form 8-K”) of Trajectory Alpha Acquisition Corp. (the “Company”), the undersigned hereby consents to being named and described as a director nominee in the Form 8-K and any amendment to such Form 8-K, and to the filing or attachment of this consent with such Form 8-K and any amendment thereto.

IN WITNESS WHEREOF, the undersigned has executed this consent as of June 2, 2023.

/s/ Sarah Watson
Name:	Sarah Watson